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Exhibit (a)(3)

Fellow employees of Hardinge:

I'm writing to keep you current on the latest news regarding Romi's unsolicited proposal to buy Hardinge. As you know, on February 18, 2010, we rejected Romi's public, hostile proposal to purchase Hardinge for $8.00 a share. Last week, Romi launched a tender offer directly to our shareholders at the same price we had rejected on February 18.

Since Romi made a formal tender offer to purchase our shares, our Board was required by law to respond formally, and, after reviewing the tender offer with our advisors, rejected Romi's offer and recommended that our shareholders not tender their shares. In our filing with the Securities and Exchange Commission (SEC), we give the reasons for the Board's recommendation. Our press release is attached and you will be able to find the entire filing on our website.

Over the past year, we have made substantial progress positioning Hardinge for significantly improved performance, including taking steps that have generated annual fixed cost savings of approximately $30 million. Management and the Board believe that the Company is poised to reap the benefits of its streamlined operating structure and to outperform market improvements as the machine tool industry recovers. We believe that Hardinge and our shareholders should be the ones to benefit from Hardinge's strong positioning—not Romi.

Obviously, maintaining our focus on the business and on our customers' needs is critical to our future success. The Jones and Shipman acquisition that we announced last week is a good example of our focus on growing our company and increasing our customer offering. This transaction is a solid strategic fit for Hardinge, adding valuable product lines, as well as the strong Jones and Shipman brand name, to our grinding portfolio. Along with expanding our European-based grinding business, J&S products will help us expand our Asian market presence.

Please do not let Romi's overtures become a distraction. We must remain focused on our day-to-day jobs and keep up the excellent work. I am grateful for your continued hard work and dedication.

As always, in the event you receive any inquiries beyond the information which is provided, or if you are contacted by media or investors, please direct those inquiries to me or Ed Gaio. I will continue to update you of any new developments.

Thank you for your continued support.

Best regards,

Richard L. Simons
President/CEO

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  Exhibit (a)(3)